

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2014

<u>Via E-mail</u>
Harold R. Carpenter
Chief Financial Officer
Pinnacle Financial Partners, Inc.
150 Third Avenue South
Suite 900
Nashville, TN 37201

>   **Re: Pinnacle Financial Partners, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed February 25, 2014**
>   **File No. 000-31225**

Dear Mr. Carpenter:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 1A. Risk factors</u>

<u>We have a concentration…, page 16</u>

1. The percentages used do not appear to reconcile with the percentages in the Loan Composition Table on page 35. Please revise in future filings or advise the staff as to why the percentages appear to be different.

Item 5. Market for Registrant's Common Equity, page 24

2. Please tell us and revise future filings to include the information required by Item 201(e) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 58
Incorporated from the Definitive Proxy filed March 4, 2014

3. Please confirm that by "unrelated parties" in the representations included in the first paragraph you mean "others not related to" Pinnacle, as required by Instruction 4(c)(ii) to Item 404 of Regulation S-K. Make appropriate revisions in future filings.

Item 8. Financial Statements and Supplementary Data

Note 6. Loans and Allowance for Loan Losses, page 72

4. Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3423 if you have questions regarding our comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Mike Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief